Fulbright & Jaworski L.L.P.

A Registered Limited Liability Partnership

1301 McKinney, Suite 5100

Houston, Texas 77010-3095

www.fulbright.com

telephone:	(713) 651-5151	facsimile:	(713) 651-5246

November 30, 2004

Securities and Exchange Commission

Judiciary Plaza

Washington, D.C. 20549-0305

Re:	Yellow Roadway Corporation
Form S-4 filed October 27, 2004
SEC File No. 333-119990 VIA EDGAR TRANSMISSION

Attention:	Ms. Julia E. Griffith Special Counsel Office of Mergers and Acquisitions in the Division of Corporation Finance

On October 27, 2003, Yellow Roadway Corporation, a Delaware corporation (the “Company”), filed a Registration Statement on Form S-4, File No. 333-119990 (the “Registration Statement”), relating to the Company’s offer to exchange (the “Exchange Offers”) the Company’s 3.375% Net Share Settled Contingent Convertible Senior Notes due 2023 (the “New 3.375% Notes”) for any and all of its issued and outstanding 3.375% Contingent Convertible Senior Notes due 2023 (the “Existing 3.375% Notes”) and the Company’s 5.0% Net Share Settled Contingent Convertible Senior Notes due 2023 (the “New 5.0% Notes” and, together with the New 3.375% Notes, the “New Notes”) for any and all of its issued and outstanding 5.0% Contingent Convertible Senior Notes due 2023 (the “Existing 5.0% Notes” and, together with the Existing 3.375% Notes, the “Existing Notes”). By letter dated November 23, 2004, the Company received comments from the Staff of the Office of Mergers and Acquisitions in the Division of Corporation Finance of the Commission relating to the Registration Statement. Accordingly, on behalf of the Company, we are filing Amendment No. 1 to the Registration Statement (the “Amendment”) concurrently with the filing of this letter.

The Company has made certain changes in the Amendment in response to the Staff’s comments, as discussed below. For your convenience, we have reproduced each of the comments contained in the Staff’s letter of November 23, 2004, with the numbers to the left of each item corresponding to the numbers contained in such letter. We also will provide you with a printed copy of the Amendment marked to show changes as soon as possible. In addition, the Company has made certain changes to the Registration Statement that update or clarify certain information contained therein. These changes are not material and should be easily visible from the marked copy of the Amendment.

Securities and Exchange Commission

November 30, 2004

General

1.	We urge the company and all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company is in possession of all facts relating to its disclosure, the company is responsible for the accuracy and adequacy of the disclosures it has made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Response:	Attached to this letter is a statement from the Company making the requested acknowledgements.

2.	Your draft Offer to Exchange appears to be a pre-commencement tender offer communication, which must be filed under cover of a Schedule TO. See Instruction 1 to Rule 13e-4(c).

Response:	A Schedule TO for the Existing 5.0% Notes and a Schedule TO for the Existing 3.375% Notes have been filed concurrently with the filing of the Amendment.

3.	Refer to the statement on the cover page that the offer will close at 5:00 pm on a specified date. Please confirm to us that you intend to keep the offer open for a full 20 business days, in keeping with Rule 13e-4(f)(1)(i). Please note that a business day as defined by Rule 13e-4(a)(3) ends at midnight Eastern Standard Time and does not include federal holidays.

Response:	The Company has confirmed that it intends to keep the Exchange Offers open for 20 business days in keeping with Rule 13e-4(f)(1)(i).

Securities and Exchange Commission

November 30, 2004

4.	We note that the “terms of the New Notes are identical to the Existing Notes” except that you have changed the conversion feature so that Yellow Roadway may account for the New Notes under the treasury stock method (but carry over the holding period for the Existing Notes). If the outstanding notes were not issued in a registered offering, please tell us the exemption upon which you relied to issue those securities and why it is appropriate to exchange them for similar securities in a registered offering.

Response:	The Existing Notes were sold in private placement transactions pursuant to Rule 144A of the Securities Act in August and November 2003. Subsequently, the Company filed with the Commission resale shelf registration statements on Form S-3 for the Existing Notes (File Nos. 333-109896 and 333-113021). These resale shelf registration statements have been effective since March 2004. The Company also has filed multiple post-effective amendments to each shelf registration statement to list additional selling securityholders.

The Company is undertaking the exchange offers solely because of the conclusion reached by the Emerging Issues Task Force (EITF) of the Financial Accounting Standards Board (FASB) on EITF Issue No. 04-8, “The Effect of Contingently Convertible Debt on Diluted Earnings Per Share”. The EITF conclusion will require the contingent shares issuable under the Existing Notes to be included in the Company’s diluted earnings per share calculation retroactive to the date of issuance by applying the “if converted” method under FASB Statement No. 128, “Earnings per Share”. The EITF conclusion was not in existence or, to the Company’s knowledge, contemplated at the time the Company sold the Existing Notes. The Company is not undertaking this exchange offer as a means to register the resale of the Existing Notes or to expand the applicability of “Exxon Capital” exchange offers to convertible debt.

While the Existing Notes and New Notes have many of the same features, there are important differences to securityholders that require them to make an investment decision regarding whether they should participate in the exchange offer. As a result of the EITF conclusion, the New Notes will be convertible into cash and shares of the Company’s common stock unlike the Existing Notes, which are convertible only into shares of the Company’s common stock. The terms of the indentures relating to the Existing Notes would not permit the Company to amend such indentures to change the conversion feature without the consent of the securityholders. Additionally, the New Notes have a feature (not included in the Existing Notes) providing for an adjustment to the conversion rate upon certain additional change in control events. Given these different features, the Exchange Offers are not exchanges that could be accomplished through an “Exxon Capital” exchange offer even if that approach was available for convertible securities.

Securities and Exchange Commission

November 30, 2004

5.	Please confirm, if true, that Yellow Roadway is an S-3 registrant.

Response:	The Company has confirmed that it is an S-3 registrant.

6.	It appears the issuer is attempting to satisfy its disclosure obligations with respect to Item 10 of Schedule TO by incorporating financial information by reference at page 69. Revise to include complete summarized financial information required by Item 1010(c) of Regulation M-A. In the event financial information required by Item 1010(a) and (b) has been incorporated by reference, all of the summarized financial information required by Item 1010(c) must be disclosed in the disclosure document furnished to security holders. See Instruction 6 to Item 10 of the Schedule TO. In addition, refer to telephone interpretation H.7 in the July 2001 supplement to our “Manual of Publicly Available Telephone Interpretations” that is available on the Commission’s website at www.sec.gov. for additional guidance.

Response:	The summarized financial information required by Item 1010(c) has been included in the Amendment.

Cautionary Statements Regarding Forward-Looking Information, page ii

7.	The Private Securities Litigation Reform Act does not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934. Please eliminate any reference to the safe harbor and the Act. See also Q&A 2, Section I.M. of the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations, which is available on our website at www.sec.gov.

Response:	The Registration Statement has been amended accordingly.

Summary, page 4

8.	We note your disclosure that the tax consequences of the exchange are unclear. Please disclose the name of any tax counsel from whom you have sought an opinion, or whose advice you have relied upon.

Response:	The Registration Statement has been amended accordingly.

9.	You have included a draft letter of transmittal with your offer. By filing a draft letter of transmittal to which security holders have access, the issuer has published the means to tender and improperly commenced the offer. See Rule 13e-4(a)(4). Please confirm for us, if true, that issuer has not received any tenders that were executing using this transmittal form. In addition, please advise us when you expect properly to commence the offer.

Securities and Exchange Commission

November 30, 2004

Response:	The Company did not intend to improperly commence its offer by filing the draft letter of transmittal, but was merely trying to satisfy the exhibit requirements of Form S-4. The Company has not received any tenders that were executed using the transmittal form attached to the initial filing of the Registration Statement. As Charles L. Strauss of this Firm discussed with Ms. Griffith of the Staff on November 29, the Company expects to properly commence the offer on the date hereof, November 30, 2004.

Summary of Differences between the Existing Notes and the New Notes, page 5

10.	Revise this section to include information about when the Existing Notes were issued, and their maturity date.

Response:	The Registration Statement has been amended accordingly.

The Exchange Offer, page 18 Acceptance of Existing Notes for Exchange; Delivery of New Notes, page 20

11.	We note that you will accept Notes promptly after expiration, but will issue New Notes “promptly after acceptance.” Revise to clarify that you will issue the New Notes promptly after expiration of the offer.

Response:	The Registration Statement has been amended accordingly.

Return of Existing Notes Accepted for Exchange, page 21

12.	We note that you will return the Existing Notes that you do not exchange “as promptly as practicable after expiration.” Revise your disclosure to state that you will return the notes promptly, in keeping with Rule 14e-1(c).

Response:	The Registration Statement has been amended accordingly.

Conditions for Completing the Exchange Offers, page 22

13.	Please confirm your understanding that all conditions to the offer, other than regulatory approvals, must be satisfied or waived prior to expiration, and that a delay in payment for shares because of the actions of a court or government agency would not necessarily be consistent with Rule 14e-1(c).

Response:	On behalf of the Company, we confirm the above understanding.

Material U.S. Federal Income Tax Considerations, page 61

14.	Revise this section to unequivocally state the tax consequences of this transaction. If doubt exists, then revise this section to provide an opinion on what the tax consequences

Securities and Exchange Commission

November 30, 2004

“should” be or “are more likely than note” to be. Revise to disclose that counsel cannot opine on the material federal tax consequences, to explain why counsel is not able to opine, describe the degree of uncertainty in the opinion and clarify your disclosure of the possible outcomes and risks to investors. Finally, revise the risk factor on page 12 to clarify the risks involved in this uncertainty. Currently, the risk factor does not specify the potentially negative tax consequences of the transaction.

Response:	The Registration Statement has been amended accordingly.

Legal and Tax Opinions

15.	We note that you have filed neither your legal opinion nor your tax opinion. Please file these documents as soon as possible. We will review the opinions when they have been filed, and we may have comments.

Response:	The tax opinion is being filed as Exhibit 8.1 to the Amendment. As Charles L. Strauss of this firm discussed with Ms. Griffith of the Staff today, the legal opinion will be filed with a subsequent amendment to the Registration Statement.

Please direct any comments or questions regarding the responses to the Staff’s comment letter dated November 23, 2004 or to the Amendment to Charles L. Strauss at this Firm at (713) 651-5535 or by facsimile at (713) 651-5246.

Very truly yours,

/s/ Fulbright & Jaworski L.L.P.

Fulbright & Jaworski L.L.P.

cc:	Daniel J. Churay (Yellow Roadway Corporation)

Robert Evans III (Shearman & Sterling LLP)

Yellow Roadway Corporation

10990 Roe Avenue

Overland Park, Kansas 66211

November 30, 2004

Securities and Exchange Commission

Judiciary Plaza

Washington, D.C. 20549-0405

Re:	Yellow Roadway Corporation
Form S-4 filed October 27, 2004
SEC File No. 333-119990 VIA EDGAR TRANSMISSION

Attention:	Ms. Julia E. Griffith Special Counsel Office of Mergers and Acquisitions in the Division of Corporation Finance

As requested in the letter dated November 23, 2004 from the Staff of the Office of Mergers and Acquisitions in the Division of Corporation Finance of the Commission relating to Yellow Roadway Corporation’s (the “Company”) Registration Statement on Form S-4, File No. 333-119990, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/    Daniel J. Churay

Daniel J. Churay

Senior Vice President, General Counsel

    and Secretary